

January 19, 2011

Karen Mannix
Chief Executive Officer
New Day Financial Management, Inc.
55 S. Valle Verde Dr. #235-106
Henderson, Nevada 89012

> **Re:** **New Day Financial Management, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed December 28, 2010**
> **File No. 333-166801**

Dear Ms. Mannix:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Table of Contents, page 3

1. Please revise your Table of Contents to correct the page numbers. For example purposes only, we note that Use of Proceeds begins on page 10 and not on page 4.

2. Please revise your Table of Contents to include a specific listing and corresponding page number to the risk factors section. Please refer to Item 503 of Regulation S-K.

Prospectus Summary, page 4

3. We note your response to comment 3 of our letter dated November 5, 2010. We further note your disclosure on page 16 that your management has been working as employees and business owners for more than 100 years combined. We therefore reissue our prior comment. Please note that you should not aggregate the experience of members of management when providing promotional disclosure. Instead, please revise to disclose

the number of years of experience that is relevant to your planned operations for each person.

4.   Please revise to clarify that there is no guarantee that your shares will be listed on the OTC Bulletin Board or that a market will develop.

5.   We note the disclosure on page 4 regarding your belief that your operating history and uncertainty are material concerns. Please revise to also note that your auditor has substantial doubt about your ability to continue as a going concern.

Risk Factors, page 6

6.   We note the risk factor subheadings, "investors may lose their entire investment if we are unable to continue as a going concern" and "if we are unable to continue as a going concern, investors may face a complete loss of their investment," on page 6, are repetitive. Please revise to limit the use of repetition.

Number of total employees and number of full time employees, page 17

7.   We note you indicate you currently have no employees. We further note you indicate in your risk factor "New Day Financial Management, Inc. may lose its top management…," on page 7, that your officers and sole director are your employees. Please revise to reconcile.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 18

8.   Please reconcile your disclosure that there are 2,900,00 shares of common stock outstanding with your disclosure elsewhere that you have 2,900,000 shares outstanding.

9.   We note your response to comment 8 and the revised disclosure in the second and third disclosure points, which appear to contradict each other. Please reconcile the two disclosure points. Also, you have not clarified the business purpose of expending $6,010 to register the resale of shares that may be resold pursuant to Rule 144. Please revise to clarify.

Table of Contents, page 20

10.   Please correct the date related to the interim financial statements provided.

Interim Financial Statements

Note 2 – Going Concern, page 39

11.   Please update your disclosure to indicate your belief that cash on hand as of September 30, 2010 is sufficient to maintain your current level of operations for the next 12 months

as this information is consistent with disclosures you have made in your liquidity and capital resources discussions within your filing.

Management's Discussion and Plan of Operations, page 40

12.   Considering you are in the business of consulting small businesses, please revise to elaborate on the professional and consulting services you received that lead to the disclosed expenditures.

Liquidity and capital resources, page 41

13.   We note you indicate on page 41 that you believe that your cash on hand as of September 30, 2010 is sufficient to maintain your current level of operations for the next 12 months. This appears inconsistent with your disclosure on page 42 that if you do not generate sufficient revenues and cash flows to support your operations over the next six months, you will be required to raise additional capital in order to continue as a going concern. Please revise to reconcile.

Plan of Operations, page 42

14.   We note your response to comment 12 and your estimates of the costs associated with your milestones through the fourth quarter of 2011, which add up to a maximum total of $10,000. Considering you incurred expenses of $17,504 for the nine months ended September 30, 2010, please revise to clarify how you determined the estimated costs.

Directors, Executive Officers, Promoters and Control Persons, page 44

15.   Within this section, please indicate all positions and offices with the registrant held by each person. For example purposes only, we note that Karen Mannix has signed the registration statement in the capacities of President and CEO. Please refer to Item 401(b) of Regulation S-K.

16.   Please clarify which specific experience, qualification, attributes and skills led to the conclusion that each of your directors and officers should serve in their positions for your Company. Please refer to Item 401(e) of Regulation S-K.

17.   We note your response to comment 2 and your revised disclosure. Please clarify whether Karen Mannix, Marcia Hootman and Beverly Fremont are deemed promoters.

Recent Sales of Unregistered Securities, page 50

18.   Please clarify your reference to "34 Act reports."

Signatures, page 53

19.   It does not appear that your sole director, Beverly Fremont, has signed this registration

statement. Please note that your registration statement is required to be signed by at least a majority of the board of directors or persons performing similar functions. Please tell us how you have complied with Instruction 1to Signatures of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Senior Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter at (202) 551-3758 or me at (202) 551-3386 with any questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Randall V. Brumbaugh, Esq.
        Via *facsimile*: 626-335-7750